MONTHLY REPORT - NOVEMBER, 2003
                              Global Macro Trust
              The net asset value of a unit as of November 30, 2003
                was $  970.61, down  3.2% from $ 1,002.92 per unit
                            as of October 31, 2003.
                                        Managing         Unit
                                        Owner            Holders          Total
Net Asset Value (190,829.725      $   2,242,614     189,144,531     191,387,145
   units) at October 31, 2003
Addition of 26,102.544 units on         100,000      26,078,829      26,178,829
   November 1, 2003
Redemption of 2,297.553 units on             (0)     (2,230,028)     (2,230,028)
   November 30, 2003
Net Income (Loss) - November, 2003      (62,977)     (6,892,607)     (6,955,584)
                                    -----------  --------------  --------------
Net Asset Value at November 30,   $   2,279,637     206,100,725     208,380,362
   2003
                                    ===========  ==============  ==============
Net Asset Value per Unit at
   November 30, 2003
   (214,691.207 units inclusive of
   56.491 additional
   units.)                                       $      970.61



                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(4,083,886)    (15,412,096)

      Change in unrealized gain (loss) on open       (1,778,109)      1,222,627
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury       $         0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (17,472)        (89,273)


   Interest income                                      178,834       1,130,427

   Foreign exchange gain (loss) on margin                12,736         313,776
      deposits

Total: Income                                        (5,687,897)    (12,834,539)

Expenses:
   Brokerage commissions                              1,180,643       7,042,556

   20.0% New Trading Profit Share                             0           6,465

   Administrative expense                                87,044         587,683


Total: Expenses                                       1,267,687       7,636,704

Net Income (Loss) - November, 2003                  $(6,955,584)    (20,471,243)


Units redeemed in the first 12 months after their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   Millburn Ridgefield Corporation
                                      411 West Putnam Avenue
                                   Greenwich, Connecticut 06830
                                           203-625-7554

                                          December 9, 2003



Dear Investor:

Global Macro Trust ("GMT") was down 3.22% for November. Year-to-date the Fund is down 5.79%. In November, profits from currency and metals trading were outweighed by losses from interest rate, stock index, energy and agricultural commodity trading.

In the interest rate sector of the portfolio, a sustained move in rates remained elusive, and losses were sustained on a short position in German 10-year bonds, long positions in U.S. Treasury 5 and 10-year notes, and from whipsaw action in short-term eurodollar deposits and Japanese 10-year bonds. A short position in German 5-year notes was profitable.

Currency trading was profitable in November. The dollar generally weakened, and long positions in "commodity" currencies - the South African rand and Australian and New Zealand dollars - as well as long positions in the euro, yen and Czech koruna and a short position in the Mexican peso were profitable. A long position in the Swiss franc and whipsaw conditions in the Korean won and Singapore dollar were unprofitable, and a short position in the Norwegian krone was flat. In cross rate trading, a small profit on a long Norway position versus the euro was outweighed by small losses on a long position in the pound versus the euro and long positions in the yen versus the Canadian dollar and euro.

In stock index futures trading, long positions in the Hong Kong Hang Seng, and Japanese Topix, and a short position in the NASDAQ 100 generated small losses. Long positions in the German DAX and S&P 500 and a short position in the Nikkei were marginally profitable.

In the energy markets, a small profit on a short position in natural gas was outweighed by small losses on long positions in crude oil, heating oil, unleaded gasoline and London gas oil.

Gold continued its move to multi-year highs and a long position was profitable. A long position in copper resulted in a small loss.

In agricultural markets, a long position in cotton was unprofitable and a long position in corn was flat.

The U.S. dollar has continued to weaken in early December. Movement in the dollar, and interest rate trends affected by dollar movement, will be very important to the opportunities available to the Fund in 2004. Bill Dudley and Jim O'Neill, Goldman Sachs economists, expect the dollar to slide another 20% over the next several years with the acquiescence of the U.S. Treasury. A falling dollar can trigger inflation and has been a factor in the increase in gold prices. Oil sales around the world - like gold prices - are denominated in dollars. On December 3, the Saudi oil minister suggested that OPEC intends to keep oil prices high or move them higher to offset their loss of revenue resulting from a lower dollar. If foreigners lose their appetite for holding dollar-denominated assets in the face of a declining dollar, a selloff of stocks and bonds could ensue. If the dollar decline does not continue, the Goldman economists see the U.S. trade deficit continuing to widen and interest rates on debt sold to foreigners to fund the current account deficit and domestic interest rates potentially soaring. Whether any of these scenarios unfold and their timing is not knowable, but the potential exists for movements in foreign exchange and interest rates and stock and commodity prices which the Fund is designed to exploit.

Much has been written about abuses in the mutual fund industry, particularly late trading which is clearly illegal and market timing to the detriment of long-term investors by favored customers and even fund managers and senior executives. There is no potential for these abuses in the futures funds we manage. All subscriptions and redemptions require prior written notice and are at net asset value at the close of business on the last day of the month. There are no "stale" prices or subjective marks to market. All prices are based either on exchange closing prices or the highly liquid and widely reported prices in the interbank foreign exchange markets. We are major investors in the funds we manage, and the valuations of portfolio investments used to measure our subscriptions and redemptions are the same market value valuations which are applicable to all investors.


                              Very truly yours,

                              Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman